Exhibit 99.7

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Announces Plan to Sell
Specialty Chemicals’ Photocure and Coatings Resins Assets to Arkema
Paris, December 7, 2010 — Total announced today a plan to sell its photocure and coatings resins businesses to Arkema for a €550 million enterprise value.
The transaction reflects Total’s strategy of refocusing its Specialty Chemicals activities.
The assets to be divested include Cray Valley and Cook Composites & Polymers (CCP) coatings resins business and Sartomer’s photocure resins businesses, which together employ nearly 1,750 people in 13 countries. These aligned businesses produce specialty products for the paint, adhesives and industrial coatings markets and are forecast to generate revenue of around €850 million in 2010, an increase of 20% over the prior year.
The planned transaction is designed to strengthen Arkema’s acrylics segment. The combination of these assets with Arkema’s Emulsion Systems and Additives business creates a global leader in the coatings market, supported by a diversified portfolio of technologies and strong growth potential.
Cray Valley and CCP’s Composites Resins and Hydrocarbon Specialty Chemicals (HSC) activities are not affected by this divestment project. Following the sale, these activities will be conducted through Total’s petrochemicals organization, which supplies their feedstock.
The divestment is subject to the applicable legally required consultation and notification processes for employee representatives at Total and Arkema and to the approval of the anti-trust authorities in the countries concerned. It could take place in the first half of 2011.
Total and Specialty Chemicals
Total is a world leader in Specialty Chemicals, which encompass rubber processing (Hutchinson), resins (Cray Valley, Sartomer and Cook Composites & Polymers), adhesives (Bostik), and electroplating (Atotech). Leveraging its extensive innovation capabilities and superior customer service, Total markets specialty products, mainly for industrial applications, in more than 55 countries worldwide. Total’s strategy in this business is built on international expansion in fast-growing markets and the introduction of new, high value-added products.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com